June 21, 2005

Mail Stop 4561


Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087


Re:	Kenexa Corporation
      Amendment No. 4 to Registration Statement on
      Form S-1
      Filed June 20, 2005
      File No. 333-124028


Dear Mr. Karsan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.






Form S-1

Executive Compensation, page 73
1. We note your response to comment three in our prior letter dated
June 17, 2005.   Please advise us as to why the disclosure of your
EBITDA goals would have an adverse effect on you. Further, we note that the bonuses may include an undeterminable amount based on your achievement of EBITDA levels for 2005. Please revise to state whether there are any caps or limits on the bonus amounts. Please also revise to include the bonus amounts in your summary compensation table.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Beshears, Accountant, at (202) 551-
3429
or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-
3856 or the undersigned at (202) 551-3411 with any other questions.

      Sincerely,



      Peggy Kim
      Senior Counsel

cc:	John P. Duke, Esq. (via facsimile)
	Pepper Hamilton LLP
Nooruddin S. Karsan
Kenexa Corporation
June 21, 2005
Page 1